EXHIBIT 99.82

EARLY WARNING REPORT PURSUANT TO

PART 3 OF NATIONAL INSTRUMENT 62-103 THE EARLY WARNING SYSTEM AND

PART 5 OF MULTILATERAL INSTRUMENT 62-104 TAKE-OVER BIDS AND ISSUER BIDS

1.	Name and Address of Offeror:

Alamos Gold Inc. (“Alamos”)

2200-130 Adelaide St. W.

Toronto, Ontario

Canada M5H 3P5

2.	Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Between January 10 and 13, 2013, Alamos acquired, in the aggregate, 23,507,283 common shares (“Aurizon Shares”) of Aurizon Mines Ltd. (“Aurizon”) pursuant to share purchase agreements (the “Share Purchase Agreements”) entered into between Alamos and certain shareholders of Aurizon (the “Vendors”).

The 23,507,283 Aurizon Shares acquired represent approximately 14.3% of the issued and outstanding Aurizon Shares (13.4% of the issued and outstanding Aurizon Shares on a fully diluted basis).

3.	Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation:

After giving effect to the transactions referred to under Item 2 above, Alamos will own or control 26,507,283 Aurizon Shares, representing over 16% of the issued and outstanding Aurizon Shares.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3, above, over which:

(a)	the Offeror, either alone or together with any joint actors, has ownership and control;

See item 3 above.

(b)	the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor; and

Not applicable.

(c)	the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

5.	The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place:

The acquisition of Aurizon Shares as a result of the transactions referred to in Item 2 above did not take place through the facilities of any market for the Aurizon Shares.

6.	The value, in Canadian dollars, of any consideration offered per security if the Offeror acquired ownership of a security in the transaction or occurrence giving rise to the reporting obligation:

Alamos acquired the Aurizon Shares held by each Vendor for consideration of C$4.65 per Aurizon Share, satisfied by the delivery of 6,584,380 common shares of Alamos (“Alamos Shares”) at an exchange ratio of 0.2801 of an Alamos Share for each Aurizon Share.

7.	Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

On the date hereof, Alamos announced that it had commenced a formal offer to acquire all of the issued and outstanding Aurizon Shares (the “Offer”) in a take-over bid circular dated the date hereof. The Aurizon Shares acquired in connection with the transactions referred to in Item 2 above were acquired in furtherance of the Offer.

8.	General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Alamos entered into Share Purchase Agreements with the Vendors whereby Alamos agreed to purchase, all right, title and interest in and to the Aurizon Shares free and clear of all encumbrances.

The purchase price payable by Alamos for the Aurizon Shares is C$4.65 per Aurizon Share. The purchase price was satisfied by the delivery of Alamos Shares (the “Consideration Shares”), at an exchange ratio of 0.2801 of an Alamos Share for each Aurizon Share. The consideration offered to Aurizon shareholders under the Offer is at least equal to the consideration paid under the Share Purchase Agreements, on a per share basis, and is in the same form of consideration (Alamos Shares) or, to the extent elected by Aurizon shareholders or as a result of any proration, is at least the cash equivalent of such consideration.

Price Adjustment

Pursuant to each Vendor’s Share Purchase Agreement, Alamos agreed that, if at any time in the 12-month period following the date of the Share Purchase Agreement any person or persons acting jointly or in concert acquires all or substantially all of the assets of Aurizon and its subsidiaries or acquires all of the Aurizon Shares (a “Price Protection Transaction”), it would pay to each Vendor the Adjustment Payment (as defined below).

The “Adjustment Payment” will be equal to:

(i) if Alamos or any of its affiliates or any person acting jointly or in concert with Alamos completes a Price Protection Transaction, an additional amount on account of each Aurizon Share equal to the amount by which the consideration received by the holders of the Aurizon Shares pursuant to the Price Protection Transaction (the “Transaction Consideration”) exceeds the greater of Cdn.$4.65 per Common Share and 0.2801 Consideration Share, and

(ii) if any other person or entity completes a Price Protection Transaction, an additional amount on account of each Aurizon Share that is equal to 85% (or 100% with respect to one Vendor’s Share Purchase Agreement) of the difference between the amount by which the Transaction Consideration exceeds the greater of Cdn.$4.65 per Common Share and 0.2801 Consideration Share.

Standstill

Certain of the Vendors agreed that, for a period of 12 months following the date of their respective Share Purchase Agreement, they would not, without the prior written consent of Alamos, which consent may be given on such terms and conditions as Alamos may determine: (i) in any manner acquire, agree to acquire or make any proposal or offer to acquire, directly or indirectly, any unissued or outstanding securities of Aurizon or propose or offer to enter into, directly or indirectly, any amalgamation, plan of arrangement, merger or business combination involving Aurizon and its affiliates or to purchase, directly or indirectly, all or substantially all of the assets of Aurizon and its subsidiaries, taken as a whole; (ii) directly or indirectly “solicit” or participate or join with any person in the “solicitation” of any “proxies” (as such terms are defined in the Securities Act (Ontario)) to vote, or seek to influence any person with respect to the voting of, any voting securities of Aurizon; (iii) otherwise act alone or jointly or in concert with others to seek to control or to influence the management, the board of directors or policies of Aurizon; (iv) solicit, facilitate or encourage any transaction to acquire assets of Aurizon and/or one or more of its subsidiaries representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of Aurizon and its subsidiaries, taken as a whole, or acquire 20% or more of the Aurizon Shares (an “Acquisition Transaction”) other than a transaction by Alamos or any of its affiliates or any person acting jointly or in concert with Alamos; (v) enter into, continue or participate in any discussions or negotiations regarding an Acquisition Transaction, or furnish to any other person any information with respect to the business of Aurizon or its properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Transaction or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person (other than Alamos or any of its affiliates or any person acting jointly or in concert with Alamos) to do or seek to do any of the foregoing; or (vi) advise, assist, encourage or act jointly or in concert with any other person in connection with any of the foregoing, other than Alamos or any of its affiliates or any person acting jointly or in concert with Alamos.

In certain cases, the standstill provisions above do not apply to the affiliates of the particular Vendor.

Prospectus Qualification

In connection with each Vendor’s Consideration Shares, Alamos agreed (i) to prepare and file within 15 days of the closing of each Share Purchase Agreement in one or more Canadian jurisdictions a preliminary prospectus and such other related documents as may be reasonably necessary to be filed in connection with such preliminary prospectus; (ii) as soon as possible after any comments of the applicable securities commissions have been satisfied with respect thereto, to prepare and file a final prospectus; (iii) to use commercially reasonable efforts to cause a receipt to be issued for such final prospectus as soon as possible; and (iv) to take all other steps and proceedings that may be reasonably necessary in order to permit the qualification of the Consideration Shares for distribution by registrants who comply with the relevant provisions of applicable Canadian securities laws.

9.	Names of any joint actors in connection with the disclosure required herein:

Not applicable.

10.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value in Canadian dollars of the consideration paid by the Offeror:

See Item 6.

11.	If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

Not applicable.

12.	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:

The Alamos Shares issued to the Vendors pursuant to the transactions referred to in Item 2 above were exempted from the prospectus requirements pursuant to section 2.3 of National Instrument 45-106 – Prospectus and Registration Exemptions.

Dated at Toronto, Ontario the 14th day of January, 2013.

ALAMOS GOLD INC.

By:	/s/ Matthew Howorth
Name: Matthew Howorth
Title: Vice-President, Legal